Stevens & Lee
Lawyers & Consultants
620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
July 27, 2009
VIA EDGAR
Mr. Michael Rosenthal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3674
Fax: (202) 772-9217

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1/A Filed June 30, 2009 File No. 333-156936
Dear Mr. Rosenthal:
     On behalf of Penn Millers Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 14, 2009, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter.
     We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses reference Amendment No. 3.
Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton
Williamsport • Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington
A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
July 27, 2009

General
1.	We note your response that you anticipate a written response from the Pennsylvania Insurance Department regarding your exemption order on or around July 3, 2009. Please file this response with your next amendment.
     Response: In its correspondence with us, the Pennsylvania Insurance Department has stated that it does not expect to complete its review until August 2009. We disclose on pages 11 and 109 of the prospectus that the conversion and subsequent offering is contingent on the approval of the Pennsylvania Insurance Department.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Loss and Loss Adjustment Expense Reserves, page 49
2.	Please revise your disclosure that was provided in response to prior comment 16 to describe the knowledge and judgment that the actuaries apply in establishing the range of loss and LAE estimates. If necessary, provide the discussion separately for each line of business.
     Response: We have revised our disclosure on page 51 of the prospectus to further describe the knowledge and judgment that the actuaries apply in establishing the range of loss and LAE estimates.
Management
Compensation Discussion and Analysis, page 143
3.	We note that 25% of Mr. Joanlanne’s bonus is determined by the performance of the Eastern Insurance Group. Please disclose, the threshold, target and maximum goals for Eastern Insurance Group.
     Response: We have added the disclosures requested to page 143 of the prospectus. We disclose on page 144 that Mr. Joanlanne as a result of his termination was not eligible for a bonus.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
July 27, 2009

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows
4.	It appears that the net proceeds from the sale of EIG are classified in cash flows from investing activies — continuing operations. Please explain to us why this amount is not classified as cash provided by discontinued operations.
Response: In classifying $2,576,000 of the proceeds from the sale of Eastern Insurance Group, Inc. (“EIG”) as cash flows from investing activities — continuing operations — we considered that:
▪	The classification of those proceeds in “continuing operations” is consistent with how we classify proceeds from the sale of our other investments;

▪	The sale of the net assets of EIG was undertaken by EIG’s parent, PMHC Corp., a continuing operation; and

▪	Those net proceeds were added to the balance sheet of the continuing operations to fund continuing operations.
     Further, in our research, we found that the accounting literature does not specifically address whether the proceeds from the sale of a discontinued operation should be classified in the continuing or discontinued portion of the investing section. As part of our research, we reviewed other filers and found that there was diversity in practice when classifying cash flows from the sale of discontinued operations. Given the lack of specific guidance, and diversity in practice, our objective was to remain true to the main purpose of the statement of cash flows according to FAS 95, which is to provide information that, “if used with related disclosures and information in the other financial statements, should help investors, creditors, and others to ... assess the effects on an enterprise’s financial position of both its cash and noncash investing and financing transactions during the period.” We believe that our conclusion to present the net proceeds within continuing operations provides the most meaningful presentation and illustrates most accurately the activity that occurred at Penn Millers Mutual Holding Company related to the sale of EIG.
     Additionally, we carefully considered our disclosures, in light of lack of specific guidance and diversity in practice. The following section of the disclosure in Footnote 16 (page F-20) provides the reader with a description of the cash investing activities related to the EIG sale:

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
July 27, 2009

“The Company completed the sale of EIG on February 2, 2009. Pursuant to the asset purchase agreement, the Company sold substantially all of EIG’s assets and liabilities for proceeds of $3,109, less costs to sell of $248. A portion of the proceeds of the sale was used to pay off $285 of acquisition payables in liabilities held for sale.”
     Exhibit 99.3
5.	Please revise the stock order form to delete the certification that the potential investor read the terms and conditions described in the prospectus.
          Response: We have revised Exhibit 99.3 to remove this certification.
     Exhibit 99.5
6.	Please revise the letters to all potential investors to include language cautioning potential investors from submitting a stock order form prior to the effectiveness of the registration statement. Additionally, tell us the procedures you will use to ensure that the stock order forms completed prior to the effectiveness are not accepted.
          Response: We have included the language requested on each letter to potential investors. We will ensure that stock order forms are not accepted prior to effectiveness because we will not print, distribute, mail or use such order forms prior to effectiveness. Additionally, we have no plans to mail such investor letters or the prospectus prior to effectiveness of the registration statement.

Stevens & Lee
Lawyers & Consultants
U.S. Securities and Exchange Commission
Division of Corporate Finance
July 27, 2009

* * * * *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 399-6632 or my colleague John Talbot at (610) 205-6029.
Very truly yours,
STEVENS & LEE
/s/ Wesley R. Kelso
Wesley R. Kelso